

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 29, 2007

Mr. Larry Ryan
Sulphco, Inc.
850 Spice Islands Drive
Sparks, NV 89431

>   **Re:** **Sulphco, Inc.**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **Form 10-QSB for the period ended September 30, 2006**
>   **File No. 1-32636**

Dear Mr. Ryan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief